SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No.  2)

UroGen Pharma Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share	M96088105
(Title of class of securities)	(CUSIP number)

Arkin Communications Ltd.
6 HaChoshlim St., Bldg. C,
Herzliya 46724, Israel
Attn: Moshe Arkin
Telephone: 972-9-7883333
with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 6701101, Israel
Attn:  Perry Wildes, Adv.
  Telephone: 972-3-607-4444

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box .☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. M96088105	Page 2 of 5

1	NAME OF REPORTING PERSONS Arkin Communications Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,377,991 (*)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,377,991 (*)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,377,991 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.63% (**)
14	TYPE OF REPORTING PERSON: CO

(*) This number is as of June 2, 2019.  On January 28, 2019, when the obligation to file this amendment arose, this number was 1,385,481 Ordinary Shares.

(**) This percentage is as of June 2, 2019 and is based on 20,791,445 Ordinary Shares issued and outstanding as of May 7, 2019, as provided in the Issuer’s Form 10-Q filed May 9, 2019.  On January 28, 2019, when the obligation to file this amendment arose, this percentage was 6.82% based on 20,309,574 Ordinary Shares issued and outstanding immediately following the Issuer's public offering in January 2019, as described in the Issuer’s Rule 424(b)(5) prospectus filed on January 25, 2019 and taking into account the Ordinary Shares issued pursuant to that prospectus.

CUSIP No. M96088105	Page 3 of 5

1	NAME OF REPORTING PERSONS Moshe Arkin I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,377,991 (*)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,377,991 (*)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,377,991 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.63% (**)
14	TYPE OF REPORTING PERSON: IN

(*) This number is as of June 2, 2019.  On January 28, 2019, when the obligation to file this amendment arose, this number was 1,385,481 Ordinary Shares.

(**) This percentage is as of June 2, 2019 and is based on 20,791,445 Ordinary Shares issued and outstanding as of May 7, 2019, as provided in the Issuer’s Form 10-Q filed May 9, 2019.  On January 28, 2019, when the obligation to file this amendment arose, this percentage was 6.82% based on 20,309,574 Ordinary Shares issued and outstanding immediately following the Issuer's public offering in January 2019, as described in the Issuer’s Rule 424(b)(5) prospectus filed on January 25, 2019 and taking into account the Ordinary Shares issued pursuant to that prospectus.

This Amendment No. 2 to the Schedule 13D initially filed on May 30, 2017 (the “Original Schedule 13D”), is filed by Arkin Communications Ltd. ("Arkin Communications"), and Moshe Arkin (collectively with Arkin Communication, the “Reporting Persons”), and relates to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) of UroGen Pharma Ltd., an Israeli company (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby restated in its entirety to read as follows:

(a)  and (b)

As of June 2, 2019, Arkin Communications owned directly (and therefore was deemed the beneficial owner of) 1,377,991 Ordinary Shares, which represented approximately 6.63% of the number of Ordinary Shares outstanding.  As of January 28, 2019, when the obligation to file this amendment arose, Arkin Communications owned directly (and therefore was deemed the beneficial owner of) 1,385,481 Ordinary Shares, which represented approximately 6.82% of the number of Ordinary Shares outstanding.  In addition, Arkin Communications has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Communications.

As the sole shareholder and sole director of Arkin Communications, Mr. Arkin may be deemed to be the indirect beneficial owner of the Ordinary Shares beneficially owned by Arkin Communications.  In addition, Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares held by Arkin Communications.

 (c) Below is a description of all transactions in Ordinary Shares effected by Arkin Communications Ltd. since 60 days prior to January 28, 2019, when the obligation to file this amendment arose. All the transactions were donations to charitable organizations under Israeli law:

Date	Number of Ordinary Shares donated
January 28, 2019	4,963
April 10, 2019	7,490
Total	12,453

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

(d)  No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this Schedule 13D (Amendment No. 2) were calculated based on (i) 20,791,445 Ordinary Shares issued and outstanding as of May 7, 2019, as provided in the Issuer’s Form 10-Q filed on May 9, 2019, and (ii) 20,309,574 Ordinary Shares issued and outstanding immediately following the Issuer's public offering in January 2019, as described in the Issuer’s Rule 424(b)(5) prospectus filed on January 25, 2019 and taking into account the Ordinary Shares issued pursuant to that prospectus.

Item 7.          Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement, dated as of May 30, 2017, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Original Schedule 13D).
2	Board resolution of Arkin Communications Ltd. (incorporated by reference to Exhibit 2 of the Original Schedule 13D).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 3, 2019
Arkin Communications Ltd.

/s/ Moshe Arkin
Name: Moshe Arkin*
Title: Director

/s/ Moshe Arkin
Moshe Arkin

* Evidence of signature authority attached hereto as Exhibit 2.